Exhibit 99.6

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 772 905 100 euros
542 051 180 R.C.S. Nanterre

www.total.com

FOR IMMEDIATE RELEASE

Total and Rosneft Partner in the Russian Black Sea

Paris, October 7 2003 - Total and Rosneft have signed a joint venture agreement to explore and develop the Tuapse Depression in the Black Sea. This 12,000-square-kilometer area is located a few kilometers offshore Russia, and water depths range from 500 to 2,000 meters. Rosneft was awarded the exploration license for the area in August 2003. In line with the agreements signed by Total and Rosneft, the license is to be transferred to a joint venture equally owned by the two companies.

Phase 1 will comprise a 2D seismic survey, a 3D seismic survey and a well.

Total’s acquisition of an interest in the Tuapse Depression is in line with the company’s strategy of expanding deep offshore holdings worldwide and strengthening its presence in projects in Russia. The Group recently brought on stream Phase 2 of the Kharyaga development, which will lift the Russian field’s oil output to 30,000 barrels per day.

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Total is the fourth largest oil and gas company in the world with operations in more than 120 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals through its chemicals branch, Atofina. Total has 121,000 employees worldwide. More information can be found on the company’s website: www.total.com